FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	________	Form 40-F	________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC.
Filed in this Form 6-K

Documents index

1.	Consolidated Financial Statements of CF Cable TV Inc. for the year ended December 31, 2003; and

2.	Management Discussion and Analysis for the year ended December 31, 2003.

                    Consolidated Financial Statements of

                    CF CABLE TV INC.

                    Years ended December 31, 2003, 2002 and 2001

CF CABLE TV INC.
Consolidated Financial Statements

Years ended December 31, 2003 and 2002

KPMG LLP Chartered Accountants 2000 McGill College Avenue Suite 1900 Montréal (Québec) H3A 3H8	Telephone (514) 840-2100 Telefax (514) 840-2187 www.kpmg.ca

AUDITORS’ REPORT

TO THE MANAGEMENT OF
CF CABLE TV INC.

We have audited the consolidated balance sheets of CF Cable TV Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CF Cable TV Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years in the three-year period then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada
January 28, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CF CABLE TV INC.
Consolidated Statements of Operations

Years ended December 31, 2003 and 2002, with comparative figures for 2001
(in thousands of dollars)

	2003	2002	2001

		(Restated - note 1 (b))	(Restated - note 1 (b))

Operating revenue	$163,480	$164,940	$170,887

Direct costs	47,906	48,409	47,111

	115,574	116,531	123,786

Operating and administrative expenses	65,471	60,427	57,786

Operating income before the undernoted	50,103	56,104	65,990

Depreciation and amortization (note 4)	14,556	14,660	14,256

Financial expenses (note 5)	(14,702)	9,013	30,879

Other items (note 6)	—	4,870	2,414

Income before income taxes, share in the results, non-controlling interest in a subsidiary and amortization of goodwill	50,249	27,561	18,441

Income taxes (note 7):
Current	1,215	593	720
Future	11,249	9,074	8,670

	12,464	9,667	9,390

	37,785	17,894	9,051

Share in the results of a company subject to significant influence	77	666	212

Non-controlling interest in a subsidiary	—	(95)	(13)

Income before amortization of goodwill	37,862	18,465	9,250

Amortization of goodwill (note 1 (b) (i))	—	—	4,911

Net income	$37,862	$18,465	$4,339

See accompanying notes to consolidated financial statements.

CF CABLE TV INC.
Consolidated Statements of Retained Earnings (Deficit)

Years ended December 31, 2003 and 2002, with comparative figures for 2001
(in thousands of dollars)

	2003	2002	2001

		(Restated - see note 1 (b))	(Restated - see note 1 (b))
Balance at beginning of year:
As previously reported	$(35,639)	$(53,518)	$(54,451)
Changes in accounting principles (note 1 (b))	5,637	3,190	(216)

As restated	(30,002)	(50,328)	(54,667)
Excess of the fair value over the carrying value of the assets sold to an affiliated company (note 2 (a))	(1,625)	1,861	—
Net income	37,862	18,465	4,339

Balance at end of year	$6,235	$(30,002)	$(50,328)

See accompanying notes to consolidated financial statements.

CF CABLE TV INC.
Consolidated Balance Sheets

As at December 31, 2003 and 2002
  (in thousands of dollars)

	2003	2002

		(Restated - note 1 (b))
Assets

Current assets:

Cash	$155	$72
Amounts receivable from parent company	75,266	55,432
Amounts receivable from affiliated companies (note 15)	2,762	767
Advances to parent company	733	733
Prepaid expenses and other current assets	633	523
Future income taxes (note 7)	1,295	1,123

	80,844	58,650

Fixed assets (note 8)	195,582	192,150
Goodwill	167,892	167,892
Deferred charges (note 9)	4,412	4,814
Investments	976	878

	$449,706	$424,384

Liabilities and Shareholder’s Equity

Current liabilities:
Issued and outstanding cheques	$51	$12
Accounts payable and accrued liabilities	29,786	29,619
Amounts payable to affiliated companies (note 15)	317	528
Deferred revenue and prepaid services	19,410	20,619
Income tax payable	45	—

	49,609	50,778

Future income taxes (note 7)	34,760	23,338
Due to parent company (note 10)	25,969	25,969
Long-term debt (note 11)	98,015	119,291
Non-controlling interest in a subsidiary	10	10

	208,363	219,386
Shareholder’s equity:
Share capital (note 12)	235,000	235,000
Contributed surplus	108	—
Retained earnings (deficit)	6,235	(30,002)

	241,343	204,998

Contingencies (note 16)

	$449,706	$424,384

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                                  Director

                                  Director

CF CABLE TV INC.
Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002, with comparative figures for 2001
(in thousands of dollars)

	2003	2002	2001

		(Restated - note 1 (b))	(Restated - note 1 (b))

Cash flows from operating activities:
Net income	$37,862	$18,465	$4,339
Adjustments for the following items:
Depreciation and amortization (notes 1 (b) (i), 4 and 5)	14,822	14,926	19,442
Future income taxes	11,249	9,074	8,670
Share in the results of a company subject to significant influence	(77)	(666)	(212)
Non-controlling interest in a subsidiary	—	95	13
Gain on disposal of fixed assets	(25)	—	—
Net premium and write-off of financing costs and charges upon early redemption of long-term debt (note 6)	—	—	1,602
(Gain) loss on debt exchange rate	(21,251)	(1,628)	6,802
Other	(2)	16	(298)

	42,578	40,282	40,358

Net change in non-cash operating items (note 13)	(2,953)	13,432	(882)

	39,625	53,714	39,476
Cash flows from investing activities:
Acquisition of fixed assets	(19,499)	(11,790)	(21,696)
Net change in deferred charges	—	(60)	(1,648)
Proceeds from disposal of fixed assets	27	200	111
Proceeds from disposal of preferred shares of an affiliated company (note 2 (a))	—	6,820	—
Acquisition of non-controlling interest	—	(1,890)	(600)
Dividend received from an affiliated company	88	—	—

	(19,384)	(6,720)	(23,833)
Cash flows from financing activities:
Repayment of long-term debt	(25)	(3,409)	(26,370)
Amounts due to affiliated companies	(20,172)	(43,461)	(217,942)
Issuance of shares	—	—	230,000
Premium on redemption of long-term debt	—	—	(263)
Other	—	(95)	(13)

	(20,197)	(46,965)	(14,588)

Net change in cash and cash equivalents	44	29	1,055
Cash and cash equivalents at beginning of year	60	31	(1,024)

Cash and cash equivalents at end of year	$104	$60	$31

Cash and cash equivalents are comprised of:
Cash	$155	$72	$191
Issued and outstanding cheques	(51)	(12)	(160)

	$104	$60	$31

See accompanying notes to consolidated financial statements.

CF CABLE TV INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

1.	Significant accounting policies:

	(a)	Consolidated financial statements:

These consolidated financial statements expressed in Canadian dollars are prepared in accordance with Canadian generally accepted accounting principles. The main differences between United States and Canadian generally accepted accounting principles are described in note 17.

The consolidated financial statements include the accounts of CF Cable TV inc. (the ”Company”) and all its subsidiaries from the date of acquisition of their control.

	(b)	Changes in accounting policies:

(i) Goodwill and other intangible assets:

Goodwill represents the excess of purchase price over the fair value of net assets of acquired businesses.  Until December 31, 2001, goodwill was amortized using the straight-line method over periods of up to 40 years.  Prior to January 1, 2002, the Company periodically reviewed the net recoverable amount of its goodwill to determine its long-term recovery, using the undiscounted future cash flow method.  Any impairment of the carrying value of goodwill was charged to income.

Effective January 1, 2002, the Canadian Institute of Chartered Accountants (“CICA”) introduced new Handbook Section 3062, Goodwill and Other Intangible Assets.  Under these new recommendations, goodwill is not amortized but tested annually for impairment.  In accordance with the requirements of Section 3062, this change in accounting policy is applied prospectively and the amounts presented for prior periods have not been restated for this change.

As at December 31, 2001, the Company had unamortized goodwill of $168 million.  For the year ended December 31, 2002, this change in accounting policy resulted in a reduction of $5 million in amortization expense related to goodwill.  The following summarizes the effect of the accounting change if it had been applied retroactively:

	2003	2002	2001

		(Restated - see note 1 (b)) (in thousands of dollars)	(Restated - see note 1 (b))

Net income as reported	$37,862	$18,465	$4,339
Goodwill amortization	—	—	4,911

Adjusted net income	$37,862	$18,465	$9,250

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(b)	Changes in accounting policies (continued):

		(i)	Goodwill and other intangible assets (continued):

Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Based on its review in 2002 and 2003, the Company does not believe that an impairment of the carrying value of goodwill has occurred.

		(ii)	Foreign currency translation:

In November 2001, the CICA modified Handbook section 1650, Foreign Currency Translation which eliminates the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items and requires that such changes be recognized in the statement of operations currently.  In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated.  The effect of adopting the new recommendation resulted in a decrease in deferred charges in the amount of $8.5 million and an increase in deficit in the amount of $8.5 million.  Net income for the year ended December 31, 2001 decreased by $5.9 million.  Net income for the year ended December 31, 2002 increased by $1.6 million with the adoption of this change in accounting policy.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(b)	Changes in accounting policies (continued):

		(iii)	Disclosure of guarantees:

In February 2003, the CICA issued Accounting Guideline (“AcG-14”), Disclosure of Guarantees, which requires certain disclosures to be made by a guarantor about its obligations under guarantees in its consolidated financial statements beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement.  It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party.

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall.  As at December 31, 2003, the maximum exposure in respect of these guarantees is $0.2 million and no amount has been recorded in the financial statements.

		(iv)	Reconnection costs:

During the fourth quarter of 2003, the Company revised its accounting for the accounting of reconnecting costs.  Up to the end of the third quarter of 2003, the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(b)	Changes in accounting policies (continued):

		(iv)	Reconnection costs (continued):

The Company changed its accounting principles to expense as they are incurred, the costs of reconnecting subscribers.  These changes have been applied retroactively and had the following effects for the three-year period ended December 31, 2001, 2002 and 2003:

			•	The direct and operating costs increased by $0.8 million, $2.0 million and $1.2 million;

			•	The depreciation expense decreased by $0.6 million, $0.8 million and $1.1 million;

			•	The income tax expense decreased by nil, $0.4 million and by nil; and

			•	The net income decreased by $0.1 million, $0.8 million and $0.1 million.

As at December 31 2002, fixed assets decreased by $2.7 million, future income tax assets increased by $1.0 million and the deficit as at January 1, 2001 increased by $0.8 million.

	(c)	Investments:

The investment in the common shares of a company subject to significant influence is accounted for under the equity method, whereas other investments are accounted for at cost.  Should a permanent decline in value occur, a write-down would be recorded in the books.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(d)	Fixed assets:

Fixed assets are recorded at cost, net of related grants and income tax credits.  Cost includes material, direct labour, certain overhead charges and financial expenses relating to the projects to construct and connect receiving and distribution networks.  Expenditures for additions, improvements and replacements are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses as incurred.

At the beginning of 2001, the Company revised the useful life of certain of its fixed assets related to its distribution network.  The useful life of these assets was changed from twelve years to fifteen years.  This change in accounting estimate, applied prospectively, decreased the depreciation expense by $5.1 million in 2001.

The Company reviews the recoverability of fixed assets annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable.  Recoverability and measurement of the decline in value are estimated by comparing the carrying amounts of a group of assets to undiscounted net cash flows expected to be generated by that group of assets.

Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 years to 7 years
Buildings	Declining balance	5%

(e)	Deferred charges:

Deferred charges are recorded at cost and include long-term financing costs that are amortized over the term of the debt using the straight-line method.  Development costs related to new specialty services and pre-operating expenditures are amortized when commercial operations begin using the straight-line method over periods of three years.

(f)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, less issued and outstanding cheques.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(g)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date.  Future income tax assets are recognized and, if realization is not considered “more likely than not”, a valuation allowance is provided.

	(h)	Revenue recognition:

Initial hook-up revenue is recognized as revenue to the extent of direct selling costs incurred.  The remainder, if any, is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the network.  Direct selling costs include commissions, the portion of the sales person’s compensation for obtaining new subscribers, local advertising targeted for acquisition of new subscribers and cost of processing documents related to new subscribers acquired.

Operating revenue from cable television and other services is recognized when services are provided.  When subscribers are invoiced, the portion of unearned revenue is recorded under “Deferred revenue”.  Amounts cashed for services not provided are recorded under “Prepaid services”.

	(i)	Employee future benefits:

Vidéotron (Régional) ltée, a subsidiary, maintains a defined benefit career salary pension plan and a last five years average salary pension plan for certain employees.  The plans provide for the payment of benefits based on the number of years of service and career average earnings of the employees covered by the plans.  The Company also maintains defined contribution pension plans for other employees.

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method.  Pension plan expense is charged to operations and includes:

• The cost of pension plan benefits provided in exchange for employees’ services rendered during the year;

• The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

1.	Significant accounting policies (continued):

	(i)	Employee future benefits (continued):

• The amortization of prior service costs over the expected average remaining service life of the employee group covered by the plans; and

•

The interest cost of pension plan obligations, the return on pension funds assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life issuance, are accounted for during the employees’ working active period.

	(j)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount and provisions for income taxes.  Accordingly, actual results could differ from those estimates.

2.	Business reorganisation:

(a)

On February 8, 2002, the Company and its subsidiaries sold its wire business to an affiliated company, Câblage QMI Inc., for a total consideration of $6.82 million in preferred shares. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.86 million has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.  On December 23, 2003, Câblage QMI Inc., sold back its business to the Company and received in exchange $4.5 million.  Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets purchased, represents $1.63 million and has been debited to retained earnings.

(b)

In 2002, CF Cable TV Inc. proceeded to a reorganisation of the subsidiaries under its control: Vidéotron (RDL) Ltée, Vidéotron (Granby) Ltée, TDM Newco Ltée, Vidéotron (Richelieu) Ltée and Vidéotron (Laurentien) Ltée. These subsidiaries were merged or wound up into a parent company, renamed Vidéotron (Régional) Ltée, subsidiary of CF Cable TV Inc.

(c)

In 2002, Télécâble Charlevoix (1977) Inc., a subsidiary of the Company, redeemed from its non-controlling shareholder $189,000 of Class “D” Preferred Shares for a total consideration of $2.0 million including cumulative unpaid dividends of $0.1 million.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

3.	Employee future benefits:

According to the most recent actuarial valuation of the defined benefit pension plan, the projected actuarial value of accrued pension benefits, for accounting purposes, amounted to $5.5 million and the adjusted market value of assets amounted to $6.3 million.

The latest actuarial valuation of the defined benefit plan was performed as at December 31, 2002.  The following tables provide a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the years ended December 31, 2003, 2002 and 2001, and a statement of funded status as at these dates:

	2003	2002	2001

	(in thousands of dollars)
Change in benefit obligations:
Benefit obligations, beginning of year	$5,064	$5,650	$5,374
Service costs	151	134	112
Interest costs	332	320	547
Curtailment gain	—	—	(199)
Actuarial (gain) loss	142	(695)	—
Benefits and settlements paid	(201)	(345)	(184)

Benefit obligations, end of year	$5,488	$5,064	$5,650

Change in plan assets:
Fair value of plan assets, beginning of year	$5,978	$6,422	$7,720
Actual return on plan assets	425	(151)	(1,163)
Employer contributions	52	52	49
Benefits and settlements paid	(201)	(345)	(184)

Fair value of plan assets, end of year	$6,254	$5,978	$6,422

Reconciliation of funded status:
Excess of fair value of plan assets over benefit obligations, end of year	$766	$914	$772
Unrecognized actuarial loss	1,884	1,759	1,812

Net amount recognized in balance sheet as deferred benefit costs	$2,650	$2,673	$2,584

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

3.	Employee future benefits (continued):

Components of the net benefit costs (credit) are as follows:

	2003	2002	2001

	(in thousands of dollars)

Service costs	$151	$134	$112
Interest costs	332	320	547
Expected return on plan assets	(425)	(510)	(649)
Amortization of actuarial gain	(51)	—	—

Net benefit costs (credit)	$7	$(56)	$10

Amount recognized in the balance sheets is as follows:

	2003	2002

	(in thousands of dollars)

Accrued benefit liability	$(784)	$(784)
Employee future benefit costs	3,434	3,457

Net amount recognized	$2,650	$2,673

The weighted average assumptions used in the measurement of the Company’s benefit obligations are as follows for the years ended December 31, 2003 and 2002.

	2003	2002

Discount rate	6.25%	6.75%
Expected return on plan assets	7.75	7.75
Rate of compensation increase	3.25	3.25

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

4.	Depreciation and amortization:

	2003	2002	2001

		(Restated - see) note 1 (b))	(Restated - see see note 1 (b))
	(in thousands of dollars)

Fixed assets	$14,444	$13,673	$13,280
Deferred charges	112	987	976

	$14,556	$14,660	$14,256

5.	Financial expenses:

	2003	2002	2001

	(in thousands of dollars)

Third parties:

Interest on long-term debt	$9,661	$11,006	$11,548
Amortization of deferred financing costs	266	266	275
(Gain) loss on foreign denominated debt	(21,251)	(1,628)	6,802
(Gain) loss on foreign currency short-term monetary item	(578)	27	—
Others	61	—	1,317

	(11,841)	9,671	19,942

Interest capitalized to fixed assets	—	—	(335)
Interest income	—	—	(13)

	—	—	19,594

Parent company:
Interest	(2,861)	(658)	11,285

	$(14,702)	$9,013	$30,879

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

5.	Financial expenses (continued):

Interest paid and interest received from third parties for the year amounted to $9.7 million and nil, respectively (2002 - $11 million and nil, respectively; 2001 - $12.5 million and $0.1 million, respectively).

Interest paid to affiliated companies for the year amounted to nil (2002 - $0.1 million; 2001 - $11.9 million).  Interest received from affiliated companies during the year amounted to $2.9 million (2002 - $0.7 million, 2001 - nil).

6.	Other items:

	2003	2002	2001

	(in thousands of dollars)

Net premium and write-off of financing costs and charges upon early redemption of long-term debt (note 11 (a))	$—	$—	$1,602
Restructuring costs (1)	—	4,870	870
Other	—	—	(58)

	$—	$4,870	$2,414

(1)	In 2002, the Company put forward a cost reduction program that includes labor reduction and consequently, employees termination benefits and other related commitments.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

7.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes, share in the income of a company subject to significant influence, non-controlling interest in a subsidiary and amortization of goodwill according to the combined basic income tax rate and the effective income tax rate:

	2003	2002	2001

		(Restated)	(Restated)
	(in thousands of dollars)

Income taxes based on the combined:
Federal and provincial (Quebec) basic income tax rate of 33.12% (2002 - 35.12%; 2001 - 37.16%)	$16,639	$9,679	$6,853

Change due to the following items:
Federal large corporations tax	694	593	720
Capital gain taxable at a lower rate	(2,604)	—	—
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded and other	(1,352)	355	2,840
Changes in enacted tax rate	(913)	(960)	(1,023)

Income taxes based on the effective income tax rate	$12,464	$9,667	$9,390

Income taxes paid during the year amounted to $1.2 million (2002 - $0.6 million; 2001 -$1.2 million).

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

7.	Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2003	2002

	(in thousands of dollars)
Future income tax assets:
Operating loss carryforwards	$8,961	$12,508
Non-deductible provision	1,295	2,119
Differences between book and tax bases of other assets	697	1,444

	10,953	16,071

Future income tax liabilities:
Differences between book and tax bases of fixed assets	(40,570)	(38,286)
Differences between book and tax bases of other assets	(3,848)	—

	(44,418)	(38,286)

Net future income tax liability	$(33,465)	$(22,215)

Presented as follows:
Short-term future income tax assets	$1,295	$1,123
Future income tax liabilities	(34,760)	(23,338)

Net future income tax liabilities	$(33,465)	$(22,215)

As at December 31, 2003, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of approximately $27.6 million expiring from 2004 to 2010 for which a future income tax asset of $9 million has been recognized at that date.

8.	Fixed assets:

			2003

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$342,934	$152,632	$190,302
Furniture and equipment	19,355	17,539	1,816
Buildings	4,767	2,040	2,727
Land	737	—	737

	$367,793	$172,211	$195,582

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

8.	Fixed assets (continued):

			2002

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$313,979	$127,843	$186,136
Furniture and equipment	19,269	17,142	2,127
Buildings	4,767	1,617	3,150
Land	737	—	737

	$338,752	$146,602	$192,150

9.	Deferred charges:

	2003	2002

	(in thousands of dollars)

Long-term financing fees	$905	$1,172
Development and pre-operating costs	73	185
Employee future benefit costs (note 3)	3,434	3,457

	$4,412	$4,814

10.	Due to parent company:

	2003	2002

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate plus 2% and repayable after the total repayment of the Senior Secured First Priority Notes	$25,969	$25,969

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007.  The parent company waives annually the interests on this debt.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

11.	Long-term debt:

	2003	2002

	(in thousands of dollars)

Senior Secured First Priority Notes (a)	$98,015	$119,266
Mortgage (b)	—	25

	$98,015	$119,291

	(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million in 2003 and 2002 bear interest at the rate of 9.125% and mature in 2007.  The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of the Company and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement.  In May 2002, the Company repurchased US$2.2 million of these Notes.

	(b)	Mortgage:

The mortgage was paid in 2003.

12.	Share capital:

Authorized:

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable.

100,000,000 common shares, without par value, with voting rights and participating

	2003	2002

	(in thousands of dollars)

Issued and paid:
5,000,230 common shares	$235,000	$235,000

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

13.	Net change in non-cash operating items:

	2003	2002	2001

	(in thousands of dollars)

Accounts receivable	$—	$118	$283
Income taxes	45	370	(578)
Amounts receivable from affiliated companies	(1,658)	2,940	2,028
Prepaid expenses and other current assets	(110)	402	776
Accounts payable	189	11,908	(2,034)
Amounts due to affiliated companies	(210)	(420)	(214)
Deferred revenue and prepaid services	(1,209)	(1,886)	(1,143)

	$(2,953)	$13,432	$(882)

14.	Financial instruments:

	(a)	Fair values:

The carrying amount of cash, issued and outstanding cheques, accounts payable and accrued liabilities and amounts receivable/payable to affiliated companies approximates their fair value as these items will be realized or paid within one year.

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

	2003		2002

	Book value	Fair value	Book value	Fair value

Financial liabilities

Long-term debt:
Senior Secured First Priority Notes	$98,015	$103,406	$119,266	$125,826
Mortgage	—	—	25	25

Inter-company Deeply Subordinated Debt due to parent company	25,969	25,969	25,969	25,969

The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics.  These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

14.	Financial instruments (continued):

	(b)	Other disclosures:

(i)

The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements.  In order to minimize this risk, the Company’s general policy is to deal only with counterparties with a Standard & Poor’s rating (or the equivalent) of at least A.

		(ii)	The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

		(iii)	The Company does not have derivatives to mitigate its exposure towards fluctuations of interest rate and foreign currency rate.

15.	Related party transactions:

In addition to the operations disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies.  These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2003	2002	2001

			(Unaudited)
	(in thousands of dollars)
Quebecor Média Inc.:
Operating and administrative expenses	$1,192	$593	$1,243
Reorganization costs	—	—	187

Vidéotron ltée:
Operating and administrative expenses	403	1,717	1,823
Acquisition of fixed assets	—	—	1,681
Transfer of deferred charges	—	—	772

Companies under common control:
Operating revenue	7,903	4,430	2,991
Direct costs	1,671	1,603	1,638
Operating and administrative expenses	3,370	4,147	696
Operating and administrative expenses recovered	141	—	—

The Company and the parent company have entered into an agreement by virtue of which most of the operating expenses will be grouped, paid by Vidéotron ltée and re-billed to the Company on a prorata basis, based on the number of subscribers and revenues.  During 2003, an amount of $34.2 million was billed under the agreement (2002 - $39.5; 2001 - $31.5 million), of which $25.6 million (2002 - $31.2; 2001 - $21.9 million) was charged to operating expenses and $8.6 million (2002 - $8.3; 2001 - $9.6 million) was capitalized to fixed assets.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

16.	Contingencies:

In 1999, the purchaser of a business sold by the parent company initiated an arbitration by which he claimed an amount of $8.6 million as a reduction of the purchase price of the business.  It is not possible at this stage to determine the outcome of this claim.

In the normal course of business, the Company is a party to various claims and lawsuits.  Even though the outcome of these various pending cases as at December 31, 2003 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

17.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which are different in some respects from those in the United States (“US”), as described below.  The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures, that are required under US GAAP.

(1) Consolidated statements of operations:

	2003	2002	2001

		(restated - see note 1(b)	(restated - see note 1(b)
	(in thousands of dollars)

Net income for the year based on Canadian GAAP	$37,862	$18,465	$4,339
Development and pre-operating costs (a)	112	1,016	(764)
Interest expenses (c)	(1,731)	(1,565)	(1,993)
Income taxes (d)	(37)	(315)	213

Net income and comprehensive net income for the year based on U.S.GAAP	$36,206	$17,601	$1,795

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

17.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(2)	Consolidated shareholder’s equity:

	2003	2002

		(restated - see note 1 (b)
	(in thousands of dollars)

Shareholder’s equity based on Canadian GAAP	$241,343	$204,998

Cumulative adjustments:
Development and pre-operating costs (a)	(73)	(185)
Amortization of goodwill (b)	(4,480)	(4,480)
Income taxes (d)	22	59

Shareholder’s equity based on U.S. GAAP	$236,812	$200,392

	(a)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, most development costs are expensed as incurred.

	(b)	Goodwill:

Effective October 31, 1970, U.S. GAAP require the determination of the fair market value of all intangible assets acquired and that the amount so determined be amortized over a period not exceeding 40 years.  Under Canadian GAAP, prior to November 30, 1990, there was no requirement to amortize intangible assets, which were considered to have an indefinite life.

Effective for fiscal periods beginning after December 1, 1990, Canadian GAAP require that all intangible assets be amortized.  As a result, commencing September 1, 1991, the Company amortized the acquisition cost of “Goodwill” using the straight-line method, over a period of 40 years.

This amount represents the difference between Canadian GAAP and U.S. GAAP of the accumulated amortization of the goodwill as of December 31, 2001, the date of which goodwill is no more amortized under Canadian and U.S. GAAP.

(c)		Interest expense:

For U.S. GAAP reporting purposes only, the interest waived on the inter-company Deeply Subordinated Debt is recognized as an interest expense and a contribution to equity.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

17.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(2) Consolidated shareholder’s equity (continued):

(d) Income taxes:

Prior to fiscal 2001, under Canadian GAAP, income taxes were provided for under the deferral method whereas, under U.S. GAAP, income taxes are provided for under the liability method (see note 1).

Giving effect to the new accounting in 2001, under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates, whereas under U.S. GAAP, future income tax assets and liabilities are only measured using enacted tax rates.

Included in the caption “Income taxes”, is the tax effect of various adjustments where appropriate and the impact of the measurement of income taxes using substantively enacted rate changes that would not have been recorded under U.S. GAAP.

18.	Summarized financial information:

In lieu of providing separate financial statements of the guarantors of the Notes referred to in note 11 (a), set forth below is a summary of financial information as at and for the year ended December 31, 2003 for (i) the Company (carrying its investments in the subsidiaries at cost), (ii) the guarantor subsidiaries of the Company on a combined consolidated basis, and (iii) the Company on a consolidated basis.

Assets and liabilities have been adjusted to reflect the push-down of the investment cost of the Company into its subsidiaries.

CF CABLE TV INC.
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003 and 2002

18.	Summarized financial information (continued):

	CF Cable TV Inc.

	Non-consolidated	Guarantors	Consolidated

	(in thousands of dollars)

Balance sheet data on Canadian GAAP:
Current assets	$78,272	$2,572	$80,844
Long-term assets	117,503	251,359	368,862
Current liabilities	27,557	22,052	49,609
Long-term liabilities	145,639	13,115	158,754

Statement of income data:
Operating revenue	88,733	74,747	163,480
Operating income before depreciation and amortization	27,632	22,471	50,103
Income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary	37,349	12,900	50,249
Income for the period based on Canadian GAAP	30,908	6,954	37,862
Income for the period based on U.S. GAAP	29,195	7,011	36,206

Based on the above-mentioned assumptions, non-consolidated shareholder’s equity of the Company amounts to $248.3 million and $248.3 million under Canadian GAAP and U.S. GAAP, respectively.  Shareholder’s deficiency of the guarantors’ subsidiaries, on a combined basis, amounts to $7.0 million and $11.5 million under Canadian GAAP and U.S. GAAP, respectively.  Note 17 provides the adjustments required to reconcile Canadian GAAP to U.S. GAAP, on a consolidated basis.

Financial information
for the year ended December 31, 2003

May 2004

Highlights

Years ended December 31

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003	2002	Change

	(Restated)

Revenues	$163,480	$164,940	-0.9%
Operating income	$50,103	$56,104	-10.7%
Depreciation and amortisation	$14,556	$14,660	-0.7%
Net income	$37,862	$18,465	105.0%
Cash flows from operating activities	$39,625	$53,714	-26.2%
Capital expenditures	$19,499	$11,850	64.5%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2002

Home passed (1)	659,796	654,133	0.9%

Cable subscribers

Basic Cable Subscribers (2)	417,815	424,679	-1.6%
% Penetration (3)	63.3%	64.9%

Digital Cable Subscribers	54,881	37,343	47.0%
% Penetration (4)	13.1%	8.8%

Internet Access Subscribers of an Affiliated Company

Cable Modem	104,765	77,941	34.4%
% Cable Modem penetration (5)	15.9%	11.9%

(1)	Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic subscribers are subscribers who received basic cable service and includes analog and digital basic subscribers.

(3)	Represents subscribers as a percentage of homes passed.

(4)	Represents digital subscribers as a percentage of basic subscribers.

(5)	Represents cable modem Internet as a percentage of homes passed.

Management Discussion and Analysis

General

Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which in certain aspects differ from U.S. GAAP.

We are a wholly owned subsidiary of Vidéotron Ltée, the largest operator of cable systems in the Province of Québec and the third largest in Canada. Vidéotron serve the majority of its customers through a contiguous and highly clustered network which covers approximately 80 % of Québec’s 3.0 million homes passed by cable. The network modernization program was substantially completed in 2001, which has provided us, and the parent company, with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America. Vidéotron offer customers bundled packages of products and services including analogue and digital cable television, high-speed Internet access, pay television, selected interactive television services and video-on-demand.

Our primary sources of revenue are subscriptions from our customers for cable television and Internet access royalties from a related company. Our business is mostly subscription based, which provides stable revenues and low sensitivity to general economic conditions. We provide a wide variety of packages and range of prices.

Our major costs components are direct costs and operating expenses. Direct costs consist of television programming cost. These costs vary in relation with the number of customers and price fluctuations from suppliers. Major components of operating expenses are salaries and benefits, subcontractors cost, advertising and regulatory contributions.

Changes in accounting principles

During the fourth quarter of 2003, the Company revised its accounting of reconnecting costs. (see Note 1 of the financial statements). The Company changed its accounting principles to expense as they incurred, the costs of reconnecting subscribers.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated Statements of Income

Consolidated operating revenues for the year ended December 31, 2003 were $163.5 million, compared to $164.9 million for the same period in 2002, a decrease of $1.4 million or 0.8%. This decrease was primarily a result of the decline in the number of our basic cable customers by 6,864 or 1.6%, partially offset by price increases we implemented in February 2003 for basic cable television customers and an increase in Internet revenues due to an higher number of high speed Internet customers and an increase in the Internet royalties rate paid by a related company.

Average revenue per subscriber per month (ARPU) increased to $32.52 for the year ended December 31, 2003, from $31.71 for the same period in 2002, representing an increase of 2.6%. This increase is due to price increase and customers conversions from analogue to digital, which provides higher revenue per customer.

Directs costs declined $0.5 million, or 1.0%, to $47.9 million for the year ended December 31, 2003 from $48.4 million for the same period in 2002. This decrease is mainly attributable to the decline in our programming costs due to a decrease in the number of our basic cable customers and the resolution of a dispute with programming services providers.

Operating, general and administrative expenses increased by $5.1 million, or 8.4%, to $65.5 million for the year ended December 31, 2003 from $60.4 million in 2002. The increase is due to the revision in the percentage of operating, general and administrative expenses recharged by the parent company based on the number of customers from each companies.

Financial expenses represented a revenue of $14.7 million for the year ended December 31, 2003 compared to an expense of $9.0 million for the same period in 2002, a reduction of $23.7 million. The reduction is mainly due to a $21.3 million foreign exchange gain on U.S. dollar-denominated long-term debt in 2003, as compared to $1.6 million in 2002, higher interest income from parent company and lower interest expense due to fluctuation of the exchange rate on the U.S. dollar-denominated long-term debt.

For the year ended December 31, 2002, the Company recorded cost of $4.9 million under the heading Other items. This amount reflects the impact of a cost reduction program that includes labour reduction, employee termination and other related commitments.

Liquidity and Capital Resources

Cash provided by operating activities during the year ended in December 2003 was $39.6 million, as compared to $53.7 million for the same period in 2002, a decrease of $14.1 million. Cash flows from operations before changes in non-cash operating items, amounted to $42.6 million for the year ended in 2003 compared to $40.3 million for the same period in 2002. This $2.3 million increase is mainly due to the decline in interest expense on long-term debt and the increase in interest revenues from the parent company. Changes in non-cash operating items used $3.0 million in the year ended December 31, 2003, as compared to $13.4 million provided for the same period in 2002, a decrease of $16.4 million. The variation in non-cash operating items was mainly due to a positive cash adjustment in accounts payable in 2002 compared to minor changes in 2003.

The total cash flows used by investing activities for the year ended December 31, 2003 were $19.4 million as compared to $6.7 million for the same period in 2002, an increase of $12.7 million, mainly due to the fact that we purchased back , for an amount of $5.5 million, all the cable infrastructure in dwellings of 20 units and more initially sold to Câblage QMI Inc in 2003, compared to proceeds from disposal of preferred shares received in compensation of the initial transfer for $6.8 million in 2002. The Company also continued to focus on success driven capital spending and maintaining the network in very good condition.

Cash flows used for financing activities were $20.2 million in the year ended December 31, 2003 as compared to $47.0 million for the same period in 2002, an increase in cash flow of $26.8 million. The cash flows used for financing activities represents amounts receivable from the parent company consisting of excess cash flows generated from the operations included in the cash concentrator of Vidéotron and its consolidated subsidies. Interests on the cash concentrator are paid on a monthly basis.

Risks and Uncertainties

In the normal course of business, we are exposed to market risks. In addition to market risks associated with fluctuations in interest rates and exchange rates of the U.S. dollar to the Canadian dollar, we are also exposed to credit risks. Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2003, we had no significant concentration of credit risk.

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition in also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

Regulation

We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of witch are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

Yvan Gingras
Executive Vice-President, Finance and Operations
Vidéotron Ltée
May 13, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Claudine Tremblay

By: Claudine Tremblay
Assistant Secretary

Date: May 14, 2004